State of Delaware
Secretary of State
Division of Corporations
Delivered 11:00 AM 01/27/2022
FILED 11:00 AM 01/27/2022
SR 20220272571 - File Number 6161217

# EARTHGRID PBC
# (A PUBLIC BENEFIT CORPORATION)

## AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

EarthGrid PBC, a public benefit corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this public benefit corporation is EarthGrid PBC and that this public benefit corporation was originally incorporated pursuant to the General Corporation Law on September 23, 2016 under the name Red Gopher Cooperative Corp.

2. The Board of Directors of this public benefit corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this public benefit corporation, declaring said amendment and restatement to be advisable and in the best interests of this public benefit corporation and its stockholders, and authorizing the appropriate officers of this public benefit corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this public benefit corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this public benefit corporation in accordance with Section 228 of the General Corporation Law.

4. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this public benefit corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

**IN WITNESS WHEREOF**, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this public benefit corporation on this 27th day of January 2022.

By: Troy A Helming
Troy Helming, Chief Executive Officer

Exhibit A

EARTHGRID PBC

(A PUBLIC BENEFIT CORPORATION)

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

## ARTICLE I: NAME.

The name of this public benefit corporation is EarthGrid PBC (the **"Corporation"**).

## ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the corporation in the State of Delaware is 1013 Centre Road, Suite 403-A, City of Wilmington, County of New Castle, 19805 and the name of the registered agent of the corporation in the State of Delaware at such address is AMERICAN INCORPORATORS LTD.

## ARTICLE III: DEFINITIONS.

As used in this Amended and Restated Certificate (the "Amended and Restated Certificate"), the following terms have the meanings set forth below:

"**Original Issue Price**" means $0.25 per share for the Series Seed Preferred Stock.

"**Requisite Holders**" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

## ARTICLE IV: PURPOSE.

In pursuing any business, trade or activity which may lawfully be conducted by the Corporation, the Corporation shall promote a specific public benefit purpose to provide and promote access to, transportation of and transmission of, necessary public resources.

## ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 32,700,000, consisting of (a) 25,000,000 shares of Common Stock, $0.0001 per share and (b) 7,700,000 shares of Preferred Stock, $0.0001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Amended and Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**".

## A.  COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

**1.  General.**  The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Amended and Restated Certificate.

**2.  Voting.**  The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting.  The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Amended and Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

## B.  PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock.  Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

**1.  Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1  Payments to Holders of Preferred Stock.  In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b)  such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event.  If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2  Payments to Holders of Common Stock.  In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the

Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3     Deemed Liquidation Events.

1.3.1     Definition.     Each of the following events is a *"Deemed Liquidation Event"* unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a)     a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)     the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2     Amount Deemed Paid or Distributed.     The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity.  The value of such property, rights or securities shall be determined in good faith by the Board.

**2.     Voting.**

2.1     General.  On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to ten times the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.  Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward).  Except as provided by law or by the other provisions of this Amended and Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Amended and Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2     Election of Directors.  The Board of Directors will be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis.  Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders.  At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3     Preferred Stock Protective Provisions.  At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Amended and Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)     alter the rights, powers or privileges of the Preferred Stock set forth in the Amended and Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b)     increase or decrease the authorized number of shares of any class or series of capital stock;

(c)     authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d)     redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the

Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e)    declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f)    increase or decrease the number of directors of the Corporation;

(g)    liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3.    **Conversion.**  The holders of the Preferred Stock have the following conversion rights (the "*Conversion Rights*"):

3.1    Right to Convert.

3.1.1    Conversion Ratio.  Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion.  The "*Conversion Price*" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Amended and Restated Certificate.

3.1.2    Termination of Conversion Rights.  Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2    Fractional Shares.  No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock.  In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3    Mechanics of Conversion.

3.3.1    Notice of Conversion.  To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "*Contingency Event*"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "*Conversion Time*"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Amended and Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2    Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3    Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Amended and Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "*Original Issue Date*" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion

Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6    Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7    Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8    Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments.  Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Amended and Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based.   The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10   Mandatory Conversion.  Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "*Mandatory Conversion Time*"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11   Procedural Requirements.   The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10.  Unless otherwise provided in this Amended and Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time.   Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3.  If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing.  All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11.  As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted.  Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.**  The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders.  For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.**  Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.**  Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.**  In the event:

(a)     the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)     of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)     of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

## ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

## ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

## ARTICLE VIII: BYLAW PROVISIONS.

A. **AMENDMENT OF BYLAWS.** Subject to any additional vote required by this Amended and Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

**B.      NUMBER OF DIRECTORS.**  Subject to any additional vote required by this Amended and Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

**C.      BALLOT.**  Elections of directors need not be by written ballot unless the Bylaws so provide.

**D.      MEETINGS AND BOOKS.**  Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide.  The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

## ARTICLE IX:  DIRECTOR LIABILITY.

**A.      LIMITATION.**  To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.  If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.  Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

**B.      INDEMNIFICATION.**  To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

**C.      MODIFICATION.**  Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

## ARTICLE X:  CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity.  "*Excluded Opportunity*" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "*Covered Person*"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

<p style="text-align:center">*   *   *   *   *</p>

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:53 PM 06/29/2020
FILED 04:53 PM 06/29/2020
SR 20205972477 - File Number 6161217

# Certificate of Amendment
# Of
# Red Gopher Cooperative PBC

**Red Gopher Cooperative PBC** a corporation organized and existing under and by virtue of the Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

**FIRST**: That at a meeting of the Board of Directors of **Red Gopher Cooperative PBC** the following resolution was duly adopted by the Board of Directors setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable. The resolution setting forth the proposed amendment is as follows:

> **RESOLVED**, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FIRST" so that, as amended, said Article shall be and read as follows:
>
> > The name of the corporation is:
> > **EarthGrid PBC**

**IN WITNESS THEREOF**, said **Red Gopher Cooperative PBC** has caused this Certificate to be signed by its President on this 29th day of June, 2020.

By: **/s/Troy Helming**
Troy Helming, President

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
RED GOPHER COOPERATIVE CORP.

The undersigned, President of Red Gopher Cooperative Corp., a non-stock, non-profit organization organized and existing under the laws of the State of Delaware, pursuant to the General Corporation Law of the State of Delaware (hereinafter "the Corporation"), does hereby certify as follows:

(1) That the Certificate of Incorporation of Red Gopher Cooperative Corp. was filed with the Secretary of State of the State of Delaware September 23, 2016; and

(2) That the Corporation hereby amends and fully restates the Certificate of Incorporation, pursuant to a resolution of the Board of Directors of the corporation

Now therefore, the undersigned, pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, does hereby restate and amend the Certificate of Incorporation as follows:

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
RED GOPHER COOPERATIVE PBC
A PUBLIC BENEFIT CORPORATION

FIRST: The name of the corporation is Red Gopher Cooperative PBC (hereinafter "the Corporation")

SECOND: The registered office of this corporation in the State of Delaware is 1013 Centre Road, Suite 403-A, Wilmington, New Castle County, Delaware 19805 and its registered agent at that address is American Incorporators Ltd.

THIRD: The purpose of the corporation is to develop and build a subterranean clean energy superhighway system to connect low cost, fixed price wind and solar power plants to cities and industrial centers. The Corporation shall then develop and build a network of vacuum tunnels underground to support Hyperloop and other forms of low cost, super-high-speed transportation solutions designed for the 21st century.

FOURTH: The amount of the authorized capital stock of this corporation is One Million (1000000) shares with a par value of 0.0001 and are to be of one class.

FIFTH: The name and address of the incorporator are: Curtis Sweltz, 1013 Centre Road, Suite 403-A, Wilmington, New Castle County, Delaware 19805

SIXTH: Each person who serves as a director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

IN WITNESS WHEREOF, the undersigned, the President of the above referenced corporation, for the purpose of amending and restating the Certificate of Incorporation pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, do make this certificate, and accordingly have hereunto executed this Certificate this 22nd day of March, 2018.

Troy A Helming

Signature

Troy Helming, President

# Certificate of Amendment
## of
## Certificate of Incorporation

Red Gopher Cooperative PBC, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

**FIRST**:  That at a meeting of the Board of Directors of Red Gopher Cooperative PBC, the following resolutions were duly adopted setting forth proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and consent of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

> **RESOLVED**, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:  The amount of total authorized capital stock of the corporation is One Thousand Five Hundred (1500)  common shares with a par value of $0.000000.

**SECOND**: That said amendments were duly adopted in accordance with the provisions of section 242 of the General Corporation Law of the State of Delaware.

**IN WITNESS THEREOF**, said Red Gopher Cooperative PBC, has caused this certificate to be signed by the President this 21st day of January, 2020.

By: /s/Troy Helming
Troy Helming, President

# CERTIFICATE OF INCORPORATION OF
## Red Gopher Cooperative Corp.
### A NON-STOCK, NON-PROFIT ORGANIZATION

**FIRST:** The name of the Corporation is Red Gopher Cooperative Corp.

**SECOND:** Its registered office is to be located at 1013 Centre Rd. Suite 403-A, Wilmington, DE 19805, County of New Castle. The registered agent thereof is American Incorporators Ltd. whose address is the same as above.

**THIRD:**

The Corporation is a nonprofit organization organized and operated exclusively for one or more religious, charitable, scientific, testing for public safety, literary, or educational purposes, or to foster national or international amateur sports competition (but only if no part of its activities involve the provision of athletic facilities or equipment), or for the prevention of cruelty to children or animals, within the meaning of Section 501(c)(3)of the Internal Revenue Code of 1954 as amended, or the corresponding provisions of any subsequent federal tax law.

Notwithstanding any provision of this Certificate or any provisions of applicable state law to the contrary, the Corporation shall not have the power to carry on any activities which would cause it to fail to qualify, or to continue to qualify, as (a) an organization exempt from federal income tax under Section 501(c)(3)of the Internal Revenue Code of 1954, as amended, or the corresponding provisions of any subsequent United States Internal Revenue law, or (b) any organization, contributions to which are deductible under Sections 170, 2055 and 2522 of the same Internal Revenue Code as amended. The Corporation shall be authorized to solicit, receive and administer funds for the above purposes but the Corporation shall not be authorized to accept gifts or contributions for other than the purposes herein before stated. The funds of the Corporation shall not be restricted in use to people of any race, color, sex, national origin, religion, marital status, disability, sexual orientation, veteran status or creed and such funds shall be administered on a nondiscriminatory basis.

The Corporation shall have the authority to exercise all of the powers conferred upon corporations organized not for profit and without authority to issue capital stock under the provisions of the General Corporation Law of the State of Delaware, provided, that the exercise of any such powers shall be in furtherance of any one or more of the aforesaid exempt purposes of the Corporation, and within such limitations shall include as its purposes, but not be limited to, the general promotion of the health of and a safer environment for the citizens of the United States of America.

**FOURTH:**
The Corporation shall be a membership corporation and shall have no authority to issue capital stock. The Members of the Corporation shall be the Directors thereof and shall act as the Members and Directors of the Corporation until the election of their successors as provided in the Bylaws of the Corporation.

**FIFTH:**
No part of the earnings of the Corporation shall ever inure to the benefit of or be distributable to any Member or individual having a personal or private interest in the activities of the Corporation, and no substantial part of the activities of the Corporation shall ever be the carrying on of propaganda, or

report061D

otherwise attending to influence legislation. The Corporation shall not participate in or intervene in (including the publishing or distributing of statements), any political campaign on behalf of any candidate for public office. No Officer, Director, Member or employee of the Corporation shall receive or be lawfully entitled to receive any pecuniary profit from the operations and activities of the Corporation except reimbursement for out of pocket expenditures and reasonable compensation for services actually rendered to and on behalf of the Corporation.

**SIXTH:**
The affairs and business of the Corporation shall be managed and conducted by the Board of Directors. The qualifications, election, number, tenure, powers, and duties of the members of the Board of Directors shall be as provided in the Bylaws.

**SEVENTH:**
If, at any time or times, the Corporation shall be classified as a private foundation under United States Internal Revenue laws, then at such time or times the Corporation shall be subject to the following restrictions:

(1) The Corporation shall not engage in any act of self-dealing as defined in Section 4941(d) of the Internal Revenue Code of 1954, as amended, or corresponding provisions of any subsequent federal tax laws.

(2) The Corporation shall distribute its income for each taxable year at such time and in such manner so as not to become subject to the tax on undistributed income imposed by Section 4942 of the Internal Revenue Code of 1954, as amended, or corresponding provisions of any subsequent federal tax laws.

(3) The Corporation shall not retain any excess business holdings as defined in Section 4943(c) of the Internal Revenue Code of 1954, as amended, or corresponding provisions of any subsequent federal tax laws.

(4) The Corporation shall not make any investments in such manner as to subject it to tax under Section 4944 of the Internal Revenue Code of 1954, as amended, or corresponding provisions of any subsequent federal tax laws.

(5) The Corporation shall not make any taxable expenditures as defined in Section 4945(d) of the Internal Revenue Code of 1954, as amended, or corresponding provisions of any subsequent federal tax laws.

**EIGHTH:**
No Member of the Corporation, member of the Board of Directors or Officer shall be personally liable for the payment of the debts of the Corporation except as such Member, Director, or Officer may be liable by reason of his own conduct or acts.

**NINTH:**
In furtherance and not in limitation of the powers conferred upon the Board of Directors by law, the Board of Directors shall have the power to make, adopt, or repeal, from time to time, the By-laws of the Corporation.

**TENTH:**
In the event of the liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary, involuntary, or by operation of law, the Board of Directors of the Corporation shall, except as may be otherwise provided by law, transfer all of the assets of the Corporation in such manner as the Directors, in the exercise of their discretion, may be a majority vote determine; provided, however, that

report061D

any such distribution of assets shall be calculated to carry out the objects and purposes hereinbefore stated in Article THIRD hereof, and only such objects and purposes; and, provided further, that such distributions must be to one or more organizations (a) which are exempt from tax as organizations described in Section 501(c)(3)of the Internal Revenue Code of 1954, as amended, or the corresponding provision of any subsequent United States Internal Revenue laws, and (b) contributions to which are deductible under the provisions of Sections 170, 2055, and 2522 of the Internal Revenue Code of 1954, as amended, or the corresponding provisions of any subsequent United State Internal Revenue laws.

**ELEVENTH:**
The Corporation reserves the right to amend, alter, or repeal any provisions contained in this Certificate of Incorporation in a manner now or hereafter prescribed by applicable statutes, and all rights conferred herein are granted subject to this reservation; provided, however, that no amendment shall authorize the Board of Directors or the Members of the Corporation to conduct the affairs of the Corporation in any manner or for any purpose contrary to the provisions of Section 501(c)(3)of the Internal Revenue Code of 1954, as amended, or the corresponding provision of any subsequent United States Internal Revenue laws.

**TWELFTH:**
The power of the incorporator will terminate upon filing of the Certificate of Incorporation. The name and address of the incorporator is as follows:

Curtis Sweltz
1013 Centre Rd. Suite 403-A
Wilmington, DE 19805

**FOURTEENTH:**
The duration of the Corporation is to be perpetual.

**I, THE UNDERSIGNED,** for the purpose of forming a Corporation under the laws of the State of Delaware, do make, file and record this certificate, and do certify that the facts stated herein are true, and I have accordingly set my hand as of September 23, 2016

Curtis Sweltz

Curtis Sweltz
INCORPORATOR

Statement of Incorporator
IN LIEU OF ORGANIZATION MEETING OF
RED GOPHER COOPERATIVE CORP.

**THE UNDERSIGNED,** being the Incorporator of Red Gopher Cooperative Corp. a corporation of the State of Delaware, does hereby adopt the following resolutions and takes the following action by written consent in lieu of a meeting:

**RESOLVED,** that a copy of the Certificate of Incorporation of Red Gopher Cooperative Corp., as filed in the Office of the Secretary of State of Delaware on the September 23, 2016, be, and the same hereby is, ordered filed in the minute book of this corporation; and

**RESOLVED,** that the number of initial directors forming this corporation shall be One (1); and

**RESOLVED,** that from this day hence, the undersigned has fulfilled the duties of Incorporator and relinquishes all further duties to the initial Directors of Red Gopher Cooperative Corp.; and

**RESOLVED,** that the following named person(s) shall constitute the initial director(s) of Red Gopher Cooperative Corp.:

Troy Helming

Signed and executed by the Incorporator on September 23, 2016.

Curtis Sweltz
Curtis Sweltz
Incorporator

# Delaware

### The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY "EARTHGRID PBC" IS DULY INCORPORATED

UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND

HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS

OFFICE SHOW, AS OF THE TWENTY-SIXTH DAY OF AUGUST, A.D. 2020.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL REPORTS HAVE

BEEN FILED TO DATE.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "EARTHGRID PBC"

WAS INCORPORATED ON THE TWENTY-THIRD DAY OF SEPTEMBER, A.D. 2016.

AND I DO HEREBY FURTHER CERTIFY THAT THE FRANCHISE TAXES HAVE

BEEN PAID TO DATE.



Jeffrey W. Bullock, Secretary of State

6161217  8300

SR# 20206947148

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 203540066

Date: 08-26-20